LOGICBIO THERAPEUTICS, INC.

65 Hayden Avenue, 2nd Floor

Lexington, MA 02421

June 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong, Staff Accountant

Kate Tillan, Sr. Staff Accountant

Re:	Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 16, 2020

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Filed May 11, 2020

File No. 001-38707

Ladies and Gentlemen:

LogicBio Therapeutics, Inc. (the “Company”) hereby responds as follows to the Staff’s comment letter dated May 28, 2020, relating to the above-captioned Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”). For the staff’s convenience, the comment in the Staff’s letter is reproduced below in bold and italics, with the Company’s response set forth in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2, page EX-31

1.

We note that the certifications provided do not include the language in paragraph 4 referring to your internal control over financial reporting. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2020.

The Company acknowledges that the language in paragraph 4 regarding internal control over financial reporting was inadvertently excluded from the Company’s officers’ certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2019 filed on March 16, 2020 and to its Form 10-Q for the fiscal quarter ended March 31, 2020 filed on May 11, 2020. As requested, we will file an abbreviated amendment to each of the Form 10-K and Form 10-Q to correct these certifications. In accordance with the Staff’s comment letter, each amendment includes only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements are included with the amendments, paragraph 3 of the Section 302 certifications has been omitted.

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If you have any questions, please do not hesitate to contact me at 617-245-0399.

Very truly yours,

By:	/s/ Matthias Jaffé

Matthias Jaffé
Chief Financial Officer
(Principal Financial Officer)

cc:	Frederic Chereau (LogicBio Therapeutics, Inc.)

Bryan Yoon (LogicBio Therapeutics, Inc.)

Marc A. Rubenstein (Ropes & Gray LLP)